Exhibit 99.1

NEWS RELEASE
Trading Symbol: TSX/NYSE AMERICAN: SVM

SILVERCORP REPORTS NET INCOME OF $12.2 MILLION, $0.07 PER SHARE, AN INCREASE OF 52% COMPARED TO THE PRIOR YEAR QUARTER

VANCOUVER, British Columbia – November 7, 2019 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reported its financial and operating results for the second quarter ended September 30, 2019 (“Q2 Fiscal 2020”). All amounts are expressed in US Dollars.

Q2 FISCAL YEAR 2020 HIGHLIGHTS

  Ore milled up 11% compared to the prior year quarter;

  Produced and sold approximately 1.9 million ounces of silver, 1,100 ounces of gold, 19.1 million pounds of lead, and 6.7 million pounds of zinc, compared to 1.9 million ounces of silver, 1,000 ounces of gold, 19.4 million pounds of lead, and 4.9 million pounds of zinc in the prior year quarter;

  Revenue up 4% to $49.9 million compared to the prior year quarter;

  Net income attributable to equity shareholders of $12.2 million, or $0.07 per share, up 52% compared to $8.0 million, or $0.05 per share in the prior year quarter;

  Cash production cost per tonne of ore processed1 of $65.73, down 1%, compared to $66.33 in the prior year quarter;

  Cash cost per ounce of silver1, net of by-product credits, of negative $2.72, up 20% compared to negative $3.37 in the prior year quarter;

  All-in sustaining cost per ounce of silver1, net of by-product credits, of $4.15, up 63% compared to $2.54 in the prior year quarter;

  Cash flow from operations of $26.2 million, up 24% compared to $21.1 million in the prior year quarter;

  Strong balance sheet with $135.2 million in cash and cash equivalents and short-term investments, an increase of $19.9 million or 17%, compared to $115.3 million as at March 31, 2019; and,

  Ended the quarter with inventories of 4,176 tonnes of silver-lead concentrate and 586 tonnes of zinc concentrate, up 28% and 59%, respectively, compared to 3,248 tonnes of silver-lead concentrate and 586 tonnes of zinc concentrate as at March 31, 2019.

FINANCIALS

Net income attributable to equity shareholders of the Company in Q2 Fiscal 2020 was $12.2 million, or $0.07 per share, an increase of $4.2 million, compared to $8.0 million, or $0.05 per share in the three months ended September 30, 2018 (“Q2 Fiscal 2019”).

Compared to Q2 Fiscal 2019, the Company’s financial results in Q2 Fiscal 2020 were mainly impacted by i) increases of 18% and 17% in the average realized selling prices for silver and gold; ii) increases of 10% and 36% in gold and zinc sold; offset by iii) decreases of 12% and 31% in the average realized selling prices for lead and zinc, and iv) a decrease of 2% in lead sold.

[1] Non-IFRS measure. Please refer to section 10 of the corresponding MD&A for reconciliation.

Sales in Q2 Fiscal 2020 were $49.9 million, up 4% or $1.8 million, compared to $48.1 million in Q2 Fiscal 2019. Silver, gold, and base metals sales represented $27.4 million, $1.3 million, and $21.1 million, respectively, compared to silver, gold and base metals sales of $23.4 million, $1.0 million, and $23.6 million, respectively, in Q2 Fiscal 2019.

Cost of sales in Q2 Fiscal 2020 was $24.5 million, a decrease of $0.9 million or 4%, compared to $25.4 million in Q2 Fiscal 2019. The cost of sales included $17.3 million (Q2 Fiscal 2019 - $18.2 million) cash production costs, $1.4 million mineral resources tax (Q2 Fiscal 2019 - $1.4 million), and $5.8 million (Q2 Fiscal 2019 - $5.8 million) depreciation and amortization charges. The decrease in cash production costs expensed was mainly due to a decrease of 1% in cash production costs per tonne of ore processed and less silver and lead sold.

Gross profit margin in Q2 Fiscal 2020 was 51%, compared to 47% in Q2 Fiscal 2019. Ying Mining District’s gross profit margin was 53% compared to 50% in Q2 Fiscal 2019. GC Mine’s gross profit margin was 37% compared to 29% in Q2 Fiscal 2019.

General and administrative expenses in Q2 Fiscal 2020 were $4.9 million, an increase of $0.3 million, compared to $4.6 million in Q2 Fiscal 2019. The increase was mainly due to higher labour costs resulting from an increase in employees’ pay-rates and non-cash share-based compensation expenses.

Share of loss in an associate in Q2 Fiscal 2020 was $0.2 million, compared to $0.1 million in Q2 Fiscal 2019. The loss represents the Company’s equity pickup in New Pacific Metals Corp.(“NUAG”).

Income tax expenses in Q2 Fiscal 2020 were $5.1 million compared to $5.8 million in Q2 Fiscal 2019. The income tax expense recorded in Q2 Fiscal 2020 included current income tax expense of $1.0 million (Q2 Fiscal 2019 – $5.1 million) and deferred income tax expense of $4.1 million (Q2 Fiscal 2019 – $0.7 million).

Cash flow provided by operating activities in Q2 Fiscal 2020 was $26.2 million, an increase of $5.1 million, compared to $21.1 million in Q2 Fiscal 2019.

For the six months ended September 30, 2019, net income attributable to equity shareholders of the Company was $24.8 million or $0.14 per share, an increase of $5.8 million, compared to $19.0 million or $0.11 per share in the same prior year period; sales were $95.5 million, up 2% from $93.2 million in the same prior year period; share of loss in NUAG was $0.5 million, compared to $0.4 million in the same prior year period; and cash flow from operating activities was $46.1 million, up 9% from $42.2 million in the same prior year period.

The Company ended the period with $135.2 million in cash and short-term investments, an increase of $19.9 million or 17%, compared to $115.3 million as at March 31, 2019.

Working capital as at September 30, 2019 was $125.0 million, an increase of $28.0 million or 29%, compared to $97.0 million as at March 31, 2019.

OPERATIONS AND DEVELOPMENT

(i)	Q2 Fiscal 2020 vs. Q2 Fiscal 2019

In Q2 Fiscal 2020, on a consolidated basis, the Company mined 259,257 tonnes of ore, an increase of 4% or 10,838 tonnes, compared to 248,419 tonnes in Q2 Fiscal 2019. Ore mined at the GC Mine increased by 23% or 15,415 tonnes, while the ore mined at the Ying Mining District decreased by 3% or 4,577 tonnes. Ore milled was 265,281 tonnes, up 11% compared to 239,728 tonnes in Q2 Fiscal 2019.

In Q2 Fiscal 2020, the Company sold approximately 1.9 million ounces of silver, 1,100 ounces of gold, 19.1 million pounds of lead, and 6.7 million pounds of zinc, compared to 1.9 million ounces of silver, 1,000 ounces of gold, 19.4 million pounds of lead, and 4.9 million pounds of zinc in Q2 Fiscal 2019. As at September 30, 2019, the Company had inventories of 4,176 tonnes of silver-lead concentrate and 586 tonnes of zinc concentrate, up 28% and 59%, respectively, compared to 3,248 tonnes of silver-lead concentrate and 368 tonnes of zinc concentrate as at March 31, 2019.

In Q2 Fiscal 2020, the consolidated total mining costs and cash mining costs were $72.85 and $52.37 per tonne, compared to $72.71 and $53.90 per tonne, respectively, in Q2 Fiscal 2019. The consolidated total milling costs and cash milling costs in Q2 Fiscal 2020 were $12.46 and $10.76 per tonne, compared to $11.60 and $9.36 per tonne, respectively, in Q2 Fiscal 2019. The increase in the cash milling cost was mainly due to an increase of $0.3 million in material costs resulting from the timing difference of maintenance and prevention work performed at the mills.

The consolidated cash production cost per tonne of ore processed in Q2 Fiscal 2020 were $65.73, down 1% compared to $66.33 in Q2 Fiscal 2019, and below the Company’s Fiscal 2020 annual guidance of $71.80. The consolidated all-in sustaining production cost per tonne of ore processed was $109.51, an increase of 2% compared to $107.51 in Q2 Fiscal 2019, but below the Company’s Fiscal 2020 annual guidance of $125.50. The increase was primarily due to an increase of $1.7 million in sustaining capital expenditures.

In Q2 Fiscal 2020, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $2.72, compared to negative $3.37 in the prior year quarter. The increase was mainly due to a decrease of $1.11 in by-product credits per ounce of silver mainly resulting from the decrease in the realized selling prices for lead and zinc. Sales from lead and zinc in the current quarter amounted to $20.2 million, a decrease of $2.9 million, compared to $23.2 million in the prior year quarter. In Q2 Fiscal 2020, the consolidated all-in sustaining costs per ounce of silver, net of by-product credits, was $4.15 compared to $2.54 in Q2 Fiscal 2019. The increase was mainly due to the decrease in by-product credits and the increase in sustaining capital expenditures as discussed above.

In Q2 Fiscal 2020, on a consolidated basis, approximately 32,948 metres or $1.1 million worth of diamond drilling (Q2 Fiscal 2019 – 30,027 metres or $0.8 million) and 11,656 metres or $3.1 million worth of preparation tunnelling (Q2 Fiscal 2019 – 10,619 metres or $3.1 million) were completed and expensed as mining preparation costs. In addition, approximately 20,107 metres or $7.1 million worth of horizontal tunnels, raises, ramps and declines (Q2 Fiscal 2019 – 18,875 metres or $6.2 million) were completed and capitalized.

(ii)	Six months ended September 30, 2019 vs. six months ended September 30, 2018

For the six months ended September 30, 2019, on a consolidated basis, the Company mined 516,649 tonnes of ore, an increase of 6% or 31,532 tonnes, compared to 485,117 tonnes mined in the same prior year period. Ore milled was 524,824 tonnes, up 10% compared to 477,468 tonnes in the same prior year period.

The Company sold approximately 3.7 million ounces of silver, 2,100 ounces of gold, 36.9 million pounds of lead, and 14.0 million pounds of zinc, increases of 11%, 24%, 8%, and 24%, respectively, compared to 3.4 million ounces of silver, 1,700 ounces of gold, 34.3 million pounds of lead, and 11.3 million pounds of zinc sold in the same prior year period.

For the six months ended September 30, 2019, the consolidated total mining costs and cash mining costs were $75.12 and $53.91 per tonne, respectively, compared to $74.40 and $55.05 per tonne in the same prior year period. The consolidated total milling costs and cash milling costs were $12.47 and $10.69, respectively, compared to $12.87 and $10.54 per tonne in the same prior year period.

Correspondingly, the consolidated cash production costs per tonne of ore processed for the six months ended September 30, 2019 were $67.29, down 2% compared to $68.55 in the same prior year period. The all-in sustaining production costs per tonne of ore processed were $114.89, up 4% compared to $110.91 in the same prior year period mainly due to an increase of $4.7 million in sustaining capital expenditures. However, both the cash production costs and all-in sustaining production costs per tonne were lower than the Company’s Fiscal 2020 annual guidance For the six months ended September 30, 2019, the consolidated cash cost per ounce of silver, net of byproduct credits, was negative $2.45, compared to negative $5.18 in the same prior year period. The increase was mainly due to a decrease of $2.99 in by-product credits per ounce of silver mainly resulting from decreases in realized selling prices for lead and zinc. Sales from lead and zinc for the six months ended September 30, 2019 amounted to $40.6 million, a decrease of $7.0 million, compared to $47.6 million in the same period year period. The consolidated all-in sustaining costs per ounce of silver, net of by-product credits, was $4.91 compared to $1.61 in the same prior year period. The increase was mainly due to the decrease in by-product credits and the increase in sustaining capital expenditures.

For the six months ended September 30, 2019, on a consolidated basis, approximately 64,566 metres or $2.0 million worth of diamond drilling (same prior year period – 64,295 metres or $1.8 million) and 24,312 metres or $6.2 million worth of preparation tunnelling (same prior year period – 21,401 metres or $6.3 million) were completed and expensed as mining preparation costs. In addition, approximately 41,499 metres or $14.5 million worth of horizontal tunnels, raises, ramps and declines (same prior year period –36,341 metres or $13.2 million) were completed and capitalized.

1.	Ying Mining District, Henan Province, China

Ying Mining District	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Six months ended September 30,
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	2019	2018
Ore Mined (tonne)	176,085	176,584	111,032	174,152	180,662	352,669	337,393
Ore Milled (tonne)	179,147	177,681	107,039	184,684	172,200	356,828	328,129
Head Grades
Silver (gram/tonne)	306	330	324	296	308	318	315
Lead (%)	4.5	4.6	4.5	4.1	4.6	4.5	4.6
Zinc (%)	0.8	0.9	0.9	0.8	0.9	0.9	1.0
Recoveries
Silver (%)	96.2	95.8	95.5	95.6	96.1	96.0	96.1
Lead (%)	95.7	95.9	96.1	95.2	95.6	95.7	95.8
Zinc (%)	58.6	58.3	63.7	50.2	51.2	58.5	52.9
Metal Sales
Silver (in thousands of ounce)	1,711	1,662	1,141	1,545	1,765	3,373	3,078
Gold (in thousands of ounce)	1.1	1.0	0.7	1.1	1.0	2.1	1.7
Lead (in thousands of pound)	16,389	14,835	10,310	15,156	17,359	31,225	30,672
Zinc (in thousands of pound)	1,428	2,090	2,464	381	1,648	3,518	3,781
Cash mining cost ($/tonne)	59.26	63.05	65.24	63.04	58.65	61.16	62.15
Shipping costs ($/tonne)	3.82	4.04	3.97	4.27	4.26	3.82	4.28
Cash milling costs ($/tonne)	9.81	9.15	12.57	10.49	8.54	9.48	9.37
Cash production costs ($/tonne)	72.89	76.24	81.78	77.80	71.45	74.46	75.80
All-in sustaining production costs ($/tonne)	117.37	129.41	141.63	135.47	108.75	123.24	116.17

Cash costs per ounce of silver ($)	(1.95)	(1.44)	(3.02)	(1.74)	(2.80)	(1.70)	(4.27)
All-in sustaining costs per ounce of silver ($)	3.40	4.82	3.28	5.80	1.52	4.10	0.75

(i)	Q2 Fiscal 2020 vs. Q2 Fiscal 2019

In Q2 Fiscal 2020, the total ore mined at the Ying Mining District was 176,085 tonnes, down by 3% or 4,577 tonnes, compared to 180,662 tonnes mined in Q2 Fiscal 2019. Ore milled was 179,147 tonnes, up by 4% or 6,947 tonnes, compared to 172,200 tonnes in Q2 Fiscal 2019.

Head grades of ore milled at the Ying Mining District in Q2 Fiscal 2020 were 306 grams per tonne (“g/t”) for silver, 4.5% for lead, and 0.8% for zinc, compared to 308 g/t for silver, 4.6% for lead and 0.9% for zinc in Q2 Fiscal 2019. The Company continues to achieve good dilution control using its “Enterprise Blog” to assist and manage daily operations.

In Q2 Fiscal 2020, the Ying Mining District sold approximately 1.7 million ounces of silver, 16.4 million pounds of lead, and 1.4 million pounds of zinc, compared to 1.8 million ounces of silver, 17.4 million pounds of lead, and 1.6 million pounds of zinc in Q2 Fiscal 2019. As at September 30, 2019, the Ying Mining District had inventories of 3,580 tonnes of silver-lead concentrate and 550 tonnes zinc concentrate, compared to 3,150 tonnes of silver-lead concentrate and 250 tonnes of zinc concentrate as at March 31, 2019.

Total and cash mining costs per tonne at the Ying Mining District in Q2 Fiscal 2020 were $85.63 and $59.26 per tonne, respectively, compared to $81.50 and $58.65 per tonne in Q2 Fiscal 2019. The increase was due mainly to an overall 3% increase in the mining contractors’ rate.

Total and cash milling costs per tonne at the Ying Mining District in Q2 Fiscal 2020 were $11.53 and $9.81, respectively, compared to $10.47 and $8.54 in Q2 Fiscal 2019. The increase in per tonne cash milling costs was mainly due to an increase of $0.2 million in material costs rising from the timing difference of maintenance and prevention work performed at the mill.

Correspondingly, the cash production cost per tonne of ore processed was $72.89, up 2% compared to $71.45 in the prior year quarter, but below the Fiscal 2020 annual guidance of $78.20. The all-in sustaining cash production cost per tonne of ore processed were $117.37, up 8% compared to $108.75 in the prior year quarter. The increase was mainly due to an increase of $1.3 million in sustaining capital expenditures. The all-in sustaining cash production costs per tonne at the Ying Mining District were also below the Fiscal 2020 annual guidance of $130.20.

Cash cost per ounce of silver, net of by-product credits, in Q2 Fiscal 2020 at the Ying Mining District, was negative $1.95 compared to negative $2.80 in Q2 Fiscal 2019. The increase was mainly due to a decrease of $1.28 in by-product credits per ounce of silver resulting from the decrease of lead and zinc realized selling prices. Sales from lead and zinc at the Ying Mining District in Q2 Fiscal 2020 were $14.9 million, a decrease of $3.4million, compared to $18.3 million in Q2 Fiscal 2019. All-in sustaining cost per ounce of silver, net of by-product credits, was $3.40 compared to $1.52 in the prior year quarter. The increase was mainly due to the decrease in by-product credits and the increase in sustaining capital expenditures.

In Q2 Fiscal 2020, approximately 27,007 metres or $0.8 million worth of underground diamond drilling (Q2 Fiscal 2019 – 22,672 metres or $0.5 million) and 5,554 metres or $1.6 million worth of preparation tunnelling (Q2 Fiscal 2019 – 5,376 metres or $1.7 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 19,661 metres or $6.7 million worth of horizontal tunnels, raises, ramps and declines (Q2 Fiscal 2019 – 18,634 metres or $6.0 million) were completed and capitalized.

(ii)	Six months ended September 30, 2019 vs. six months ended September 30, 2018

For the six months ended September 30, 2019, a total of 352,669 tonnes of ore were mined at the Ying Mining District, an increase of 5% or 15,276 tonnes compared to 337,393 tonnes in the same prior year period. Ore milled was 356,828 tonnes, up by 9% or 28,669 tonnes compared to 328,129 tonnes in the same prior year period. Average head grades of ore processed were 318 g/t for silver, 4.5% for lead, and 0.9% for zinc compared to 315 g/t for silver, 4.6% for lead, and 1.0% for zinc, in the same prior year period.

During the same time period, the Ying Mining District sold approximately 3.4 million ounces of silver, 2,100 ounces of gold, 31.2 million pounds of lead, and 3.5 million pounds of zinc, compared to 3.1 million ounces of silver, 1,700 ounces of gold, 30.7 million pounds of lead, and 3.8 million pounds of zinc in the same prior year period.

For the six months ended September 30, 2019, the cash mining costs at the Ying Mining District were $61.16 per tonne, down 2% compared to $62.15 in the prior year period while the cash milling costs were $9.48 per tonne, a slight increase of 1% compared to $9.37 in the prior year period. Correspondingly, the cash production costs per tonne of ore processed were $74.57, down 2% compared to $75.80 in the prior year period. The all-in sustaining cash production costs per tonne of ore processed were $123.24, up 6%, compared to $116.17. The increase was mainly due to an increase of $3.8 million in sustaining capital expenditures.

Cash cost per ounce of silver and all-in sustaining costs per ounce of silver, net of by product credits, at the Ying Mining District, for the six months ended September 30, 2019, were negative $1.70 and $4.10 respectively, compared to negative $4.27 and $0.75 in the same prior year period. The increase was mainly due to the decrease in by-product credits per ounce of silver and the increase in sustaining capital expenditures. Sales from lead and zinc at the Ying Mining District for the six months ended September 30, 2019 were $29.3 million, a decrease of $6.8 million, compared to $36.1 million in the same prior year period.

For the six months ended September 30, 2019, approximately 50,655 metres or $1.4 million worth of underground diamond drilling (same prior year period – 49,521 metres or $1.1 million) and 11,949 metres or $3.3 million worth of preparation tunnelling (same prior year period – 10,917 metres or $3.3 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 40,556 metres or $13.8 million worth of horizontal tunnels, raises, and declines (same prior year period – 35,562 metres or $12.5 million) were completed and capitalized.

2. GC Mine, Guangdong Province, China

GC Mine	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Six months ended September 30,
	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	2019	2018
Ore Mined (tonne)	83,172	80,808	50,368	86,126	67,757	163,980	147,724
Ore Milled (tonne)	86,134	81,861	52,865	86,792	67,528	167,996	149,339
Head Grades
Silver (gram/tonne)	100	95	101	84	78	97	83
Lead (%)	2.0	1.9	1.8	1.6	1.4	1.9	1.3
Zinc (%)	3.2	3.4	3.3	3.1	2.8	3.3	2.8
Recovery Rates
Silver (%)	75.9	76.8	81.3	80.5	76.7	76.4	75.9
Lead (%)	88.3	88.7	91.5	91.6	91.2	88.5	89.1
Zinc (%)	86.1	85.7	85.7	85.5	83.3	85.9	84.1
Metal Sales
Silver (in thousands of ounce)	183	193	173	167	136	376	286
Lead (in thousands of pound)	2,680	3,007	2,360	2,644	2,063	5,686	3,646
Zinc (in thousands of pound)	5,227	5,244	4,874	3,730	3,240	10,471	7,484
Cash mining cost ($ per tonne)	37.80	38.83	40.58	34.17	41.25	38.31	38.83
Cash milling cost ($ per tonne)	12.72	13.85	18.52	14.08	11.45	13.27	13.10
Cash production cost ($ per tonne)	50.52	52.68	59.10	48.25	52.70	51.58	51.93
All-in sustaining production costs ($/tonne)	62.94	67.33	72.11	56.88	67.58	65.09	64.51

Cash cost per ounce of silver ($)	(9.98)	(8.38)	(10.23)	(12.32)	(10.81)	(9.16)	(15.01)
All-in sustaining cost per ounce of silver ($)	(2.89)	(0.96)	(4.97)	(6.54)	(2.03)	(1.90)	(6.92)

(i)	Q2 Fiscal 2020 vs. Q2 Fiscal 2019

In Q2 Fiscal 2020, the total ore mined at the GC Mine was 83,172 tonnes, an increase of 23% or 15,415 tonnes, compared to 67,757 tonnes in Q2 Fiscal 2019, while ore milled was 86,134 tonnes, an increase of 28% or 18,606 tonnes compared to 67,528 tonnes in Q2 Fiscal 2019. Average head grades of ore processed at the GC Mine were 100 g/t for silver, 2.0% for lead, and 3.2% for zinc compared to 78 g/t for silver, 1.4% for lead, and 2.8% for zinc in Q2 Fiscal 2019.

In Q2 Fiscal 2020, the GC Mine sold 183,000 ounces of silver, 2.7 million pounds of lead, and 5.2 million pounds of zinc, compared to 136,000 ounces of silver, 2.1 million pounds of lead, and 3.2 million pounds of zinc in Q2 Fiscal 2019.

Total and cash mining costs per tonne at the GC Mine in Q2 Fiscal 2020 were $45.81 and $37.80 per tonne, respectively, a decrease of 7% and 8%, compared to $49.29 and $41.25 per tonne in Q2 Fiscal 2019. The decrease was mainly due to higher production output resulting in lower per tonne fixed costs allocation. Total and cash milling costs per tonne at the GC Mine in Q2 Fiscal 2020 were $14.38 and $12.72, respectively, compared to $14.47 and $11.45 in Q2 Fiscal 2019.

Correspondingly, cash production costs per tonne of ore processed were $50.52, down 4% compared to $52.70 in Q2 Fiscal 2019, and all-in sustaining costs per tonne of ore processed were $62.94, down 7% compared to $67.58 in Q2 Fiscal 2019.

Cash costs per ounce of silver, net of by-product credits, at the GC Mine, was negative $9.98 compared to negative $10.81 in Q2 Fiscal 2019. The increase was mainly due to the decrease in by-product credits per ounce of silver resulting from more silver sold and the decrease in lead and zinc realized selling prices. All-in sustaining costs per ounce of silver, net of by-product credits, in Q2 Fiscal 2020 at the GC Mine was negative $2.89 compared to negative $2.03 in Q2 Fiscal 2019.

In Q2 Fiscal 2020, approximately 5,941 metres or $0.3 million worth of underground diamond drilling (Q2 Fiscal 2019 – 7,355 metres or $0.3 million) and 6,102 metres or $1.5 million worth of tunnelling (Q2 Fiscal 2019 – 5,243 metres or $1.4 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 446 metres or $0.4 million of horizontal tunnels, raises and declines (Q2 Fiscal 2019 – 241 metres or $0.2 million) were completed and capitalized.

(ii)	Six months ended September 30, 2019 vs. six months ended September 30, 2018

For the six months ended September 30, 2019, a total of 163,980 tonnes of ore were mined and 167,996 tonnes were milled at the GC Mine, an increase of 11% and 12%, respectively, compared to 147,724 tonnes mined and 149,339 tonnes milled in the same prior year period. Average head grades of ore milled were 97 g/t for silver, 1.9% for lead, and 3.3% for zinc compared to 83 g/t for silver, 1.3% for lead, and 2.8% for zinc, in the same prior year period.

During the same time period, the GC Mine sold approximately 376,000 ounces of silver, 5.7 million pounds of lead, and 10.5 million pounds of zinc, compared to 286,000 ounces of silver, 3.6 million pounds of lead, and 7.5 million pounds of zinc in the same prior year period.

For the six months ended September 30, 2019, the cash mining cost at the GC Mine was $38.31 per tonne, a slight decrease of 1% compared to $38.83 per tonne in the same prior year period. The cash milling cost was $13.27 per tonne, a slight increase of 1% compared to $13.10 in the same prior year period. Correspondingly, the cash production costs per tonne of ore processed at the GC Mine were $51.58, a slight decrease compared to $51.93 in the same prior year period. The all-in sustaining cash production cost per tonne of ore processed was $65.09 compared to $64.51 in the same prior year period.

Cash costs per ounce of silver and all-in sustaining costs per ounce of silver, net of by product credits, at the GC Mine, for the six months ended September 30, 2019, were negative $9.16 and negative $1.90 respectively, compared to negative $15.01 and negative $6.92 in the same prior year period.

For the six months ended September 30, 2019, approximately 13,911 metres or $0.6 million worth of underground diamond drilling (same prior year period – 14,774 metres or $0.7 million) and 12,363 m or $2.9 million of tunnelling (same prior year period – 10,484 metres or $3.0 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 943 metres or $0.7 million of horizontal tunnels, raise, and declines (same prior year period – 779 metres or $0.7 million) were completed and capitalized.

OUTLOOK

The Company expects its consolidated production in Fiscal 2020 will exceed its annual guidance and that production costs will be within the budget. Due to soft demand for lead battery arising from weak automobile market and the winter season environmental control measures in China, smelters are reducing their silver-lead concentrates purchase and increasing their smelter charges from last quarter’s RMB 2,200 per tonne lead metal to RMB 2,700 per tonne lead metal currently. Accordingly, the Company plans to build up its silver-lead concentrate inventories over the next two quarters for better price.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR under the Company’s profile at www.sedar.com and are also available on the Company's website at www.silvercorp.ca.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SILVERCORP METALS INC.
Consolidated Statements of Financial Position
(Unaudited - Expressed in thousands of U.S. dollars)

	As at September 30,	As at March 31,
	2019	2019
ASSETS
Current Assets
Cash and cash equivalents	$56,092	$67,441
Short-term investments	79,103	47,836
Trade and other receivables	1,917	467
Current portion of lease receivable	198	-
Inventories	9,580	10,836
Due from related parties	2,941	3,022
Income tax receivable	3,778	1,301
Prepaids and deposits	5,148	3,958
	158,757	134,861

Non-current Assets
Long-term prepaids and deposits	520	769
Long-term portion lease receivable	468	-
Reclamation deposits	8,969	7,953
Investment in an associate	43,413	38,703
Other investments	10,785	9,253
Plant and equipment	67,044	68,617
Mineral rights and properties	221,792	238,920
TOTAL ASSETS	$511,748	$499,076

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$29,009	$29,856
Current portion of lease obligation	599	-
Bank loan	-	4,475
Deposits received	1,252	3,040
Income tax payable	2,895	502
	33,755	37,873

Non-current Liabilities
Long-term portion of lease obligation	1,887	-
Deferred income tax liabilities	34,121	34,334
Environmental rehabilitation	12,713	13,688
Total Liabilities	82,476	85,895

Equity
Share capital	238,251	231,269
Share option reserve	16,146	15,898
Reserves	25,409	25,409
Accumulated other comprehensive loss	(56,066)	(41,864)
Retained earnings	138,614	116,734
Total equity attributable to the equity holders of the Company	362,354	347,446

Non-controlling interests	66,918	65,735
Total Equity	429,272	413,181

TOTAL LIABILITIES AND EQUITY	$511,748	$499,076

SILVERCORP METALS INC.
Consolidated Statements of Income
(Unaudited - Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended September 30,		Six Months Ended September 30,
	2019	2018	2019	2018

Sales	$49,886	$48,091	$95,462	$93,216
Cost of sales
Production costs	17,290	18,238	35,290	32,515
Mineral resource taxes	1,408	1,392	2,659	2,641
Depreciation and amortization	5,814	5,761	11,683	10,509
	24,512	25,391	49,632	45,665
Gross profit	25,374	22,700	45,830	47,551

General and administrative	4,901	4,605	9,449	9,077
Government fees and other taxes	496	767	1,090	1,569
Foreign exchange loss (gain)	(797)	708	57	(80)
Loss on disposal of plant and equipment	121	124	263	134
Gain on disposal of mineral rights and properties	-	-	(1,477)	-
Share of loss in associate	244	105	525	384
Dilution gain on investment in associate	-	-	(723)	-
Reclassification of other comprehensive loss upon ownership dilution of investment in associate	-	-	(21)	-
Other expense (income)	291	213	490	276
Income from operations	20,118	16,178	36,177	36,191

Finance income	818	825	1,747	1,621
Finance costs	(136)	(163)	(311)	(297)
Income before income taxes	20,800	16,840	37,613	37,515
Income tax expense	5,139	5,763	4,651	12,261
	$	$	$	$
Net income	15,661	11,077	32,962	25,254

Attributable to:
Equity holders of the Company	$12,221	$8,037	$24,828	$18,958
Non-controlling interests	3,440	3,040	8,134	6,296
	$15,661	$11,077	$32,962	$25,254
Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.07	$0.05	$0.15	$0.11
Diluted earnings per share	$0.07	$0.05	$0.14	$0.11
Weighted Average Number of Shares Outstanding - Basic	170,842,478	168,105,986	170,419,199	167,687,266
Weighted Average Number of Shares Outstanding - Diluted	171,904,531	170,312,229	171,261,945	169,773,955

SILVERCORP METALS INC.
Consolidated Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended September 30,		Six Months Ended September 30,
	2019	2018	2019	2018
Cash provided by
Operating activities
Net income	$15,661	$11,077	$32,962	$25,254
Add (deduct) items not affecting cash:
Finance costs	136	163	311	297
Depreciation, amortization and depletion	6,203	6,048	12,423	11,101
Share of loss in associate	244	105	525	384
Dilution gain on investment in associate	-	-	(723)	-
Reclassification of other comprehensive loss upon ownership dilution of investment in associate	-	-	(21)	-
Income tax expense	5,139	5,763	4,651	12,261
Finance income	(818)	(825)	(1,747)	(1,621)
Loss on disposal of plant and equipment	121	124	263	134
Gain on disposal of mineral rights and properties	-	-	(1,477)	-
Share-based compensation	701	456	1,026	912
Reclamation expenditures and deposits	(63)	(21)	(74)	(21)
Income taxes paid	(1,011)	(5,388)	(2,930)	(8,476)
Interest received	818	825	1,747	1,621
Interest paid	(32)	(48)	(105)	(48)
Changes in non-cash operating working capital	(870)	2,808	(715)	441
Net cash provided by operating activities	26,229	21,087	46,116	42,239

Investing activities
Mineral rights and properties
Capital expenditures	(7,239)	(6,064)	(14,009)	(11,793)
Proceeds on disposals	1,455	-	6,146	-
Plant and equipment
Additions	(2,158)	(422)	(4,329)	(1,643)
Proceeds on disposals	2	2	3	29
Reclamation deposits
Paid	(1,543)	(41)	(1,549)	(45)
Other investments
Acquisition	(1,726)	-	(1,726)	-
Proceeds on disposals	1,266	-	1,266	-
Investment in associate	(187)	-	(3,210)	-
Net purchases of short-term investments	(9,543)	(30,481)	(33,618)	(17,219)
Principal received on lease receivable	9	-	36	-
Net cash used in investing activities	(19,664)	(37,006)	(50,990)	(30,671)

Financing activities
Bank loan
Proceeds	-	-	-	4,527
Repayment	-	-	(4,369)	-
Principal payments on lease obligation	(187)	-	(288)	-
Non-controlling interests
Distribution	(3,259)	(3,305)	(3,259)	(6,634)
Cash dividends distributed	-	-	(2,125)	(2,095)
Proceeds from issuance of common shares	4,857	518	5,077	1,020
Net cash provided by (used in) financing activities	1,411	(2,787)	(4,964)	(3,182)
Effect of exchange rate changes on cash and cash equivalents	(1,207)	(641)	(1,511)	(4,063)

Increase (decrease) in cash and cash equivalents	6,769	(19,347)	(11,349)	4,323

Cash and cash equivalents, beginning of the period	49,323	72,869	67,441	49,199
Cash and cash equivalents, end of the period	$56,092	$53,522	$56,092	$53,522

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Consolidated		Three months ended September 30,			Six months ended September 30,
		2019	2018	Changes	2019	2018	Changes

Production Data
Mine Data
	Ore Mined (tonne)	259,257	248,419	4%	516,649	485,117	6%
	Ore Milled (tonne)	265,281	239,728	11%	524,824	477,468	10%

	Head Grades
	Silver (gram/tonne)	238	243	-2%	246	242	2%
	Lead (%)	3.6	3.7	-2%	3.7	3.5	5%
	Zinc (%)	1.6	1.4	13%	1.6	1.5	10%

	Recovery Rates
	Silver (%)	93.4	94.3	-1%	93.5	93.9	0%
	Lead (%)	94.4	95.1	-1%	94.5	95.0	-1%
	Zinc (%)	76.9	69.0	11%	76.3	70.8	8%

Cost Data
+	Mining cost per tonne of ore mined ($)	72.85	72.71	0%	75.12	74.40	1%
	Cash mining cost per tonne of ore mined ($)	52.37	53.90	-3%	53.91	55.05	-2%
	Depreciation and amoritzation charges per tonne of ore mined ($)	20.48	18.81	9%	21.21	19.35	10%

+	Unit shipping costs ($)	2.60	3.07	-15%	2.69	2.96	-9%

+	Milling costs per tonne of ore milled ($)	12.46	11.60	7%	12.47	12.87	-3%
	Cash milling costs per tonne of ore milled ($)	10.76	9.36	15%	10.69	10.54	1%
	Depreciation and amoritzation charges per tonne of ore milled ($)	1.70	2.24	-24%	1.78	2.33	-24%

+	Cash production cost per tonne of ore processed ($)	65.73	66.33	-1%	67.29	68.55	-2%
+	All-in sustaining cost per tonne of ore processed ($)	109.51	107.45	2%	114.80	110.91	4%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(2.72)	(3.37)	19%	(2.45)	(5.18)	53%
+	All-in sustaining cost per ounce of silver, net of by-product credits ($)	4.15	2.54	63%	4.91	1.61	205%

Concentrate inventory
	Lead concentrate (tonne)	4,176	3,732	12%	4,176	3,732	12%
	Zinc concentrate (tonne)	586	598	-2%	586	598	-2%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,894	1,901	0%	3,749	3,364	11%
	Gold (in thousands of ounces)	1.1	1.0	10%	2.1	1.7	24%
	Lead (in thousands of pounds)	19,069	19,422	-2%	36,911	34,318	8%
	Zinc (in thousands of pounds)	6,655	4,888	36%	13,989	11,265	24%

Revenue
	Silver (in thousands of $)	27,439	23,439	17%	50,997	43,262	18%
	Gold (in thousands of $)	1,314	1,024	28%	2,396	1,716	40%
	Lead (in thousands of $)	16,202	18,789	-14%	31,380	35,840	-12%
	Zinc (in thousands of $)	4,045	4,361	-7%	9,197	11,773	-22%
	Other (in thousands of $)	886	478	85%	1,492	625	139%
		49,886	48,091	4%	95,462	93,216	2%

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.49	12.33	18%	13.60	12.86	6%
	Gold ($ per ounce)	1,195	1,024	17%	1,141	1,009	13%
	Lead ($ per pound)	0.85	0.97	-12%	0.85	1.04	-18%
	Zinc ($ per pound)	0.61	0.89	-31%	0.66	1.05	-37%

12

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Ying Mining District		Three months ended September 30,			Six months ended September 30,
		2019	2018	Changes	2019	2018	Changes

Production Data
Mine Data
	Ore Mined (tonne)	176,085	180,662	-3%	352,669	337,393	5%
	Ore Milled (tonne)	179,147	172,200	4%	356,828	328,129	9%

	Head Grades
	Silver (gram/tonne)	306	308	-1%	318	315	1%
	Lead (%)	4.5	4.6	-3%	4.5	4.6	-1%
	Zinc (%)	0.8	0.9	-11%	0.9	1.0	-14%

	Recovery Rates
	Silver (%)	96.2	96.1	0%	96.0	96.1	0%
	Lead (%)	95.7	95.6	0%	95.7	95.8	0%
	Zinc (%)	58.6	51.2	15%	58.5	52.9	11%

Cost Data
+	Mining cost per tonne of ore mined ($)	85.63	81.50	5%	88.55	86.50	2%
	Cash mining cost per tonne of ore mined ($)	59.26	58.65	1%	61.16	62.15	-2%
	Depreciation and amoritzation charges per tonne of ore mined ($)	26.37	22.85	15%	27.39	24.35	12%

+	Unit shipping costs ($)	3.82	4.26	-10%	3.82	4.28	-11%

+	Milling costs per tonne of ore milled ($)	11.53	10.47	10%	11.23	11.48	-2%
	Cash milling cost per tonne of ore milled ($)	9.81	8.54	15%	9.48	9.37	1%
	Depreciation and amoritzationation charges per tonne of ore milled ($)	1.72	1.93	-11%	1.75	2.11	-17%

+	Cash production cost per tonne of ore processed ($)	72.89	71.45	2%	74.57	75.80	-2%
+	All-in sustaining cost per tonne of ore processed ($)	117.37	108.75	8%	123.24	116.17	6%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(1.95)	(2.80)	30%	(1.70)	(4.27)	60%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	3.40	1.52	124%	4.10	0.75	447%

Concentrate inventory
	Lead concentrate (tonne)	3,580	3,452	4%	3,580	3,452	4%
	Zinc concentrate (tonne)	550	230	139%	550	230	139%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,711	1,765	-3%	3,373	3,078	10%
	Gold (in thousands of ounces)	1.1	1.0	10%	2.1	1.7	24%
	Lead (in thousands of pounds)	16,389	17,359	-6%	31,225	30,672	2%
	Zinc (in thousands of pounds)	1,428	1,648	-13%	3,518	3,781	-7%

Revenue
	Silver (in thousands of $)	25,481	22,140	15%	47,211	40,490	17%
	Gold (in thousands of $)	1,314	1,024	28%	2,396	1,716	40%
	Lead (in thousands of $)	13,945	16,822	-17%	26,638	32,097	-17%
	Zinc (in thousands of $)	960	1,464	-34%	2,624	3,980	-34%
	Other (in thousands of $)	598	296	102%	1,203	430	180%
		42,298	41,746	1%	80,072	78,713	2%

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.89	12.54	19%	14.00	13.15	6%
	Gold ($ per ounce)	1,195	1,024	17%	1,141	1,009	13%
	Lead ($ per pound)	0.85	0.97	-12%	0.85	1.05	-19%
	Zinc ($ per pound)	0.67	0.89	-25%	0.75	1.05	-29%

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

GC Mine		Three months ended September 30,			Six months ended September 30,
		2019	2018	Changes	2019	2018	Changes
Production Data
Mine Data
	Ore Mined (tonne)	83,172	67,757	23%	163,980	147,724	11%
	Ore Milled (tonne)	86,134	67,528	28%	167,996	149,339	12%

	Head Grades
	Silver (gram/tonne)	100	78	28%	97	83	17%
	Lead (%)	2.0	1.4	39%	1.9	1.3	46%
	Zinc (%)	3.2	2.8	14%	3.3	2.8	17%

	Recovery Rates
	Silver (%) *	75.9	76.7	-1%	76.4	75.9	1%
	Lead (%)	88.3	91.2	-3%	88.5	89.1	-1%
	Zinc (%)	86.1	83.3	3%	85.9	84.1	2%

Cost Data
+	Mining cost per tonne of ore mined ($)	45.81	49.29	-7%	46.22	46.76	-1%
	Cash mining cost per tonne of ore mined ($)	37.80	41.25	-8%	38.31	38.83	-1%
	Depreciation and amoritzation charges per tonne of ore mined ($)	8.01	8.04	0%	7.91	7.93	0%

+	Milling cost per tonne of ore milled ($)	14.38	14.47	-1%	15.12	15.93	-5%
	Cash milling cost per tonne of ore milled ($)	12.72	11.45	11%	13.27	13.10	1%
	Depreciation and amoritzation charges per tonne of ore milled ($)	1.66	3.02	-45%	1.85	2.83	-35%

+	Cash production cost per tonne of ore processed ($)	50.52	52.70	-4%	51.58	51.93	-1%
+	All-in sustaining cost per tonne of ore processed ($)	62.94	67.58	-7%	65.09	64.51	1%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(9.98)	(10.81)	8%	(9.16)	(15.01)	39%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	(2.89)	(2.03)	-42%	(1.90)	(6.92)	73%

Concentrate inventory
	Lead concentrate (tonne)	596	280	113%	596	280	113%
	Zinc concentrate (tonne)	36	368	-90%	36	368	-90%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	183	136	35%	376	286	31%
	Lead (in thousands of pounds)	2,680	2,063	30%	5,686	3,646	56%
	Zinc (in thousands of pounds)	5,227	3,240	61%	10,471	7,484	40%

Revenue
	Silver (in thousands of $)	1,958	1,299	51%	3,786	2,772	37%
	Lead (in thousands of $)	2,257	1,967	15%	4,742	3,743	27%
	Zinc (in thousands of $)	3,085	2,897	6%	6,573	7,793	-16%
	Other (in thousands of $)	288	182	58%	289	195	48%
		7,588	6,345	20%	15,390	14,503	6%

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce) **	10.70	9.55	12%	10.07	9.69	4%
	Lead ($ per pound)	0.84	0.95	-12%	0.83	1.03	-19%
	Zinc ($ per pound)	0.59	0.89	-34%	0.63	1.04	-39%

* Silver recorvery includes silver recovered in lead concentrate and silver recoverd in zinc concentrate.
** Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.